Exhibit 99.1

Mountain Province Diamonds Announces Proposed Spin-out of Kennady Diamonds

Shares Issued and Outstanding: 80,345,558

TSX: MPV

NYSE- AMEX: MDM

TORONTO AND NEW YORK, Jan. 12, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE-AMEX: MDM) is pleased to announce that its Board of Directors has approved a proposal to spin-out the Company's 100 percent-controlled Kennady North diamond project into a newly incorporated company, Kennady Diamonds Inc.

Patrick Evans, President and CEO, commented: "The proposed spin-out of Kennady North is intended to deliver greater value to Mountain Province shareholders by unlocking the value of this highly prospective diamond project. The transaction will also enable Mountain Province to focus on its flagship Gahcho Kué Project while Kennady Diamonds focuses on advancing the 123 square-kilometer Kennady North Project."

The proposed spin-out will occur through a plan of arrangement (the "Arrangement") and will be subject to regulatory and court approval, as well as shareholder approval at a special meeting currently planned for April, 2012.

Upon completion of the Arrangement and the proposed listing of Kennady Diamonds on the TSX Venture Exchange ("TSXV"), the Company intends to distribute 100 percent of the shares of Kennady Diamonds to Mountain Province shareholders on a pro rata basis. Mountain Province will also provide Kennady Diamonds with sufficient working capital to fund the planned exploration activities for 2012.

Additional details of the spin-out and the time and place for the special meeting will be announced as soon as all the commercial, legal and procedural formalities are finalized.

About Kennady Diamonds

The Kennady Diamonds comprises thirteen leases and claims located to the west and north of the four leases controlled by the Gahcho Kué Joint Venture between De Beers Canada Inc. (51%) and Mountain Province (49%).

Exploration at Kennady North commenced in the late 1990's and resulted in the discovery of the diamondiferous Kelvin, Faraday and Hobbes kimberlites. The number of diamonds recovered from these kimberlites and the size-frequency distribution indicate that they may be of comparable grade to the 5034 (1.77 carats per tonne) and Hearne (2.10 carats per tonne) kimberlites at the Gahcho Kué JV. Exploration samples from Kelvin and Faraday returned a relatively large number of macro diamonds with the two largest being a 0.4 carat diamond from Faraday and a 0.09 carat diamond from Kelvin.

The known kimberlites at Kennady North do not explain all the kimberlitic indicators previously recovered from glacial till sampling. Exploration at Kennady North was suspended in 2004 when Mountain Province focused the Company's attention on the Gahcho Kué pre-feasibility and feasibility studies. Exploration at Kennady North recommenced during 2011 with a 50-meter line spacing airborne gravity gradiometry survey over the entire 123.6 square kilometer project area. The survey has identified 29 high priority geophysical targets many of which will be the subject of follow-up drilling during 2012.

About Mountain Province Diamonds

Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond mine development. A December 1, 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%. Gahcho Kué is currently being permitted.

Mountain Province Diamonds is included in the S&P/TSX Global Mining Index.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:
Patrick Evans, President and CEO
Tel: 416-670-5114
E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 10:27e 12-JAN-12